First Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended November 30,
(Unaudited)
(thousands of Canadian dollars except per share data)	2003	2002

Revenues	184,962	165,942
Segment Profit[1]
Radio	17,801	16,095
Television	39,788	34,162
Content	2,605	42
Corporate	(2,731)	(2,297)
Eliminations	(194)	(44)

	57,269	47,958

Net income	5,700	8,296
Earnings per share
Basic	$0.13	$0.19
Diluted	$0.13	$0.19
Weighted average number of shares outstanding (in thousands)
Basic	42,666	42,641
Diluted	42,767	42,641

Significant Events in the Quarter

•	In September 2003, following the first 6 weeks of the fall season, YTV is the #1 specialty channel for viewers 2+ beating TSN by a 13% margin.

•	In September 2003, the prestigious Toronto International Film Festival premiered 17 Canadian feature films. Nine of the films received support from Corus Entertainment through pre licenses and script development, positioning the Company as significant contributor to the Canadian film industry.

•	On September 8, 2003 Corus Radio’s Calgary station CISN-FM was named Station of the Year at the 2003 CCMA Awards.

•	On September 25, 2003, Corus held its annual Investor Day. Corus senior management provided guidance for the 2004 fiscal year: 1) segment profit growth of 10-15%; 2) a reduction in debt levels to between 3.0 and 3.5 times segment profit; and 3) increase in free cash flow by 25%.

•	On September 25, 2003, Corus announced two strategic deals for its new Home Entertainment Division at Nelvana that attest to the value of Nelvana’s library of animated properties for the dynamic home entertainment sector. U.S.-based distributor, FUNimation, has acquired the rights to release 44 back-catalog titles and Maverick in the U.K. has signed on to market 33 Nelvana library titles, plus options on new releases.

•	On October 13, 2003, Nelvana announced the acquisition by Nickelodeon of the series Miss Spider along with two specials. The series is spun off from Nelvana’s 3D special Miss Spider’s Sunny Patch Kids, based on the best-selling book by children’s author David Kirk.

•	On October 19, 2003, Corus Entertainment received seven Gemini Awards at the Canadian broadcasting industry’s annual award celebration — four for W Network; three for Treehouse TV and one for YTV.

[1]	Segment profit (which corresponds to the line item “Operating income before the following’’ in the consolidated statements of income and retained earnings (deficit)) is calculated as revenues less operating, general and administrative expenses and is the measure used by management to evaluate the operating performance of its business segments. See also note 4 to the consolidated financial statements. Segment profit was previously referred to as EBITDA. EBITDA is a supplemental earnings measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles.

Corus	1

•	On October 20, 2003, the Canadian Football League (CFL) and Corus’ Radio division signed a programming agreement to broadcast the Grey Cup championship game across Canada which extends Corus’ involvement in broadcasting the CFL as the official rights holder for five of nine CFL teams.

•	On October 28, 2003, Beyblade received two of the top awards from the Licensing Industry Merchandisers Association (LIMA) in the U.K. Beyblade was recognized for Promotion of the Year and Character / Entertainment License of the Year.

Significant Events Subsequent to the Quarter

•	On November 28, 2003, Corus announced the birth of Montreal’s first privately-owned news and talk radio station on the FM band.

•	On December 9, 2003, Corus announced that its Board of Directors approved a semi-annual dividend for holders of its Class A and Class B shares of $0.02 and $0.025 respectively. The Company’s first semi-annual dividend was paid on December 31, 2003 to shareholders of record at the close of business on December 19, 2003.

•	On December 10, 2003, the Broadcast Bureau of Measurement (BBM) released the Fall radio ratings which confirmed Corus Radio’s position as the leading radio broadcaster in Canada in terms of audience tuning. Corus’ group of 50 radio stations reach 29.2% of Canadians, 5 percentage points more than the nearest competitor. Corus also maintained its top position in number of hours tuned with a 31% lead over the nearest competitor.

•	On January 8, 2004, Corus Television’s Movie Central announced it had secured new seasons from the HBO Original Series The Sopranos and Six Feet Under as part of a recent renewal of an exclusive output deal with HBO, marking the networks’ continued position as the first Canadian broadcast home for all HBO Original Series and Films.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, Consolidated Financial Statements and the Notes thereto included in our August 31, 2003 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Overview of Consolidated Results

Building on the positive momentum of fiscal 2003, Corus delivered excellent first quarter operating results with double-digit growth in revenues and segment profit, on a consolidated basis. Net income for the quarter was $5.7 million or $0.13 per share after absorbing a non-cash impact of $0.42 per share for changes in tax rates. Television led the way with an increase of 11% in revenues as a result of outstanding advertising growth in its specialty channels. Content contributed a 36% increase in revenues and positive segment profit from continued growth in the merchandising business, and Radio finished the quarter with an 11% segment profit growth and 29% segment profit margin.

First Quarter Results

Revenues

Revenues for the first quarter were $185.0 million, up 11% from $165.9 million last year. All segments experienced increases, with Radio, Television and Content revenues increasing 2%, 11% and 36%, respectively.

Operating, general and administrative expenses

Operating, general and administrative expenses for the first quarter were $127.7 million, up 8% from $118.0 million in the prior year. Expenses as a percentage of revenues decreased to 69% in the quarter from 71% last year, as each of Corus’ segments improved their operating margin.

Corus	2

Depreciation

Depreciation expense for the first quarter was $6.1 million, unchanged from last year.

Amortization

Amortization expense for the first quarter was $2.2 million, down from $2.3 million last year. The decrease was due to a reduced cost base as radio reformatting costs became fully amortized.

Interest on long-term debt

Interest expense for the first quarter was $13.8 million, down from $15.5 million last year primarily due to a lower average debt balance. The effective interest rate for the first quarter was 8.9% compared to 8.8% in the prior year.

Loss on sale of investments

The loss on sale of investments of $1.0 million in the first quarter of fiscal 2003 related to the disposition of the Company’s 70% interest in the digital channel, Country Canada, and the sale of the Company’s 100% interest in Sound Products Limited.

Other income

Other income for the first quarter was $2.4 million, compared to other income of $0.4 million in the prior year due primarily to foreign exchange gains on U.S. dollar denominated bank debt in the current year.

Restructuring charges

The restructuring charges of $5.0 million in the first quarter of fiscal 2003 represented primarily workforce reductions in the Content division, reflective of the reduced level of production slated for fiscal 2003 and beyond.

Income taxes

The effective tax rate for the first quarter was 82.8% compared to the statutory rate of 36.3%. The quarter was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. Specifically, the government announced in November 2003 that it would be increasing the corporate income tax rate to 14% effective January 1, 2004, and would not be implementing the planned rate reductions that would have seen the rate drop to 8% in 2006. As a result, future income tax assets and liabilities have been remeasured in the quarter using the new Ontario tax rates. The change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million. This increase in tax expense is effectively a reversal of the tax recovery recorded by the Company in the third quarter of fiscal 2001.

Net income

Net income for the first quarter was $5.7 million, down from $8.3 million last year. EPS for the first quarter was $0.13 basic and diluted, compared with $0.19 basic and diluted last year. The impact of the Ontario tax rate increase was to reduce EPS by $0.42 basic and diluted.

Corus	3

Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended November 30,
(Unaudited)
(thousands of Canadian dollars)	2003	2002

Revenues	60,738	59,321
Segment profit	17,801	16,095
Segment profit margin(1)	29%	27%

(1)	Segment profit margin means segment profit as a percentage of revenues.

Revenues for the first quarter were $60.7 million, up 2% over the corresponding period last year. Both the Toronto cluster’s “Wall of Men” and the French Montreal cluster led the division with strong double-digit growth during the quarter, significantly outpacing their respective market growth. Corus’ balanced portfolio strategy delivered the positive results for the Radio division despite the weaker performances in Vancouver, Calgary and English Montreal markets where competitive challenges have had an impact on advertising revenues.

Operating, general and administrative expenses for the first quarter were $42.9 million, down 1% from the corresponding period last year due to effectively controlling costs and reduction of non-recurring costs from the prior year.

Segment profit for the first quarter was $17.8 million, up 11% over the corresponding period last year. More significantly, segment profit margin improved two percentage points for the quarter to 29% compared to 27% last year, in line with the Company’s commitment to achieving a 30% EBITDA margin in fiscal 2004.

Corus	4

Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital ADventure, a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

	Three months ended November 30,
(Unaudited)
(thousands of Canadian dollars)	2003	2002

Revenues	94,203	85,072
Segment profit	39,788	34,162
Segment profit margin(1)	42%	40%

(1)	Segment profit margin means segment profit as a percentage of revenues.

Revenues for the first quarter were $94.2 million, up 11% over the corresponding period last year. Significant growth in advertising revenues was achieved, up 20% for the quarter. Exceptional performance was delivered by our adult specialty networks, which bettered prior year first quarter advertising revenues by 40%. Our Kids’ television group, led by YTV, bettered prior year advertising revenues by 19%. Strong subscriber revenue growth of 9% over the prior year was also experienced by the premium television services with Movie Central, Corus’ western-based pay television service, finishing the quarter with 679,000 subscribers, up 3% from August 31, 2003.

Operating, general and administrative expenses for the first quarter were $54.4 million, up 7% from the prior year primarily as a result of increased variable costs associated with increased revenues.

Segment profit for the first quarter was $39.8 million, up 16% from the prior year. Segment profit margin for the quarter was 42% compared to 40% last year.

Corus	5

Content

The Content division consists of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended November 30,
(Unaudited)
(thousands of Canadian dollars)	2003	2002

Revenues
- production and distribution	14,530	16,203
- branded consumer products	16,188	6,464

	30,718	22,667
Segment Profit
- production and distribution	182	(553)
- branded consumer products	2,423	595

	2,605	42
Segment profit margin(1)
- production and distribution	1%	—
- branded consumer products	15%	9%

	9%	0%

(1)	Segment profit margin means segment profit as a percentage of revenues.

Revenues for the first quarter were $30.7 million, an increase of 36% from the prior year.

Production and distribution revenues for the first quarter were $14.5 million, down 10% from the prior year reflecting a planned decrease in production (17 episodes plus one direct-to-video feature compared to 53 episodes in the prior year) offset by an increase in library revenues which includes home video sales.

The branded consumer products business delivered revenues for the first quarter of $16.2 million, up 150% from the prior year. The tremendous growth in revenues was due to the strong merchandising sales from Beyblade.

Operating, general and administrative expenses for the first quarter were $28.1 million, up 25% from the prior year primarily as a result of higher cost of sales associated with increased merchandising revenues.

Segment profit for the first quarter was $2.6 million, up from a break-even position in the prior year. Segment profit margin for the quarter was 9%, compared to nil in the prior year.

Corus	6

Financial Position

Total assets at November 30, 2003 were $1.96 billion compared to $1.94 billion at August 31, 2003. The following discussion describes the significant changes in the balance sheet since August 31, 2003.

Current assets increased by $15.0 million. Accounts receivable, program and film rights and future tax asset increased by $9.5 million, $6.1 million and $2.7 million, respectively. These increases were offset by a decrease of $4.6 million in cash and cash equivalents. The increase in accounts receivable was due to higher revenue in the quarter compared to the fourth quarter of fiscal 2003. The increase in future tax asset reflects a net increase in loss carry-forwards resulting from a tax loss utilization plan implemented in the quarter.

Non-current assets increased by $2.5 million. Tax credits receivable decreased by $3.6 million due to tax credits collected during the quarter. Capital assets decreased by $2.3 million as capital expenditures of $3.8 million were offset by depreciation of $6.1 million. Program and film rights (current and non-current) increased by $13.5 million, as accruals for acquired rights of $38.3 million were offset by amortization of $24.8 million. Film investments increased by $2.8 million, as gross film spending exceeded amortization for the quarter. Deferred charges decreased by $2.2 million due to amortization.

Current liabilities decreased by $4.7 million. Accounts payable and accrued liabilities decreased by $1.6 million, while income taxes payable decreased by $3.1 million.

Non-current liabilities increased by $4.8 million. Long-term debt decreased by $32.5 million, as a drawdown of $2.4 million on the revolving long-term operating facility was offset by $34.9 million in translation adjustments. Deferred credits increased by $29.6 million, as payments of $2.5 million for public benefits related to acquisitions were offset by $32.5 million in deferred foreign exchange gains for the quarter. Net future tax liability (including current asset) increased by $16.5 million due primarily to the cancellation of previously announced reductions to future tax rates.

Share capital increased by $2.0 million due to the exercise of employee stock options. Cumulative translation adjustment increased by $3.1 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position decreased by $4.6 million in the first quarter, compared to a decrease of $16.0 million in the same period last year.

Cash used in operating activities for the first quarter was $2.3 million, compared to $40.5 million last year. This improvement was the result of an increase in cash flow derived from operations, as well as reduced expenditures related to film investments.

Cash used in investing activities was $6.4 million for the first quarter compared to $8.3 million last year. The decrease in cash used reflects a reduction in cash required for investments, as well as decreased payments for public benefits associated with acquisitions.

Cash provided by financing activities in the first quarter was $4.1 million compared to $32.8 million last year, reflecting a reduced need to finance operations through long-term debt.

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Net Debt

At November 30, 2003, net debt (long-term debt net of cash and cash equivalents) was $486.7 million, down from $514.6 million at August 31, 2003. Adjusting for the foreign currency hedge on the senior subordinated notes, net debt at November 30, 2003 was $603.5 million, up from $599.0 million at August 31, 2003.

Impact of New Accounting Pronouncements Adopted in 2004

Hedging Relationships

In December 2001, the CICA issued Accounting Guideline-13, Hedging Relationships (“AcG 13”). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. In June 2002, the Emerging Issues Committee issued EIC-128, Accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under AcG-13 should be recognized on the balance sheet at fair value, with changes to fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations, policies and copyright tariffs or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will

Corus	8

have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

January 22, 2004

Corus	9

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

	As at November 30,	As at August 31,
	2003	2003
(thousands of Canadian dollars)	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	39,286	43,874
Accounts receivable	168,179	158,689
Prepaid expenses and other	12,718	11,385
Program and film rights	79,242	73,107
Future tax asset	12,887	10,230

Total current assets	312,312	297,285

Tax credits receivable	23,480	27,109
Investments and other assets	39,325	38,786
Capital assets	87,071	89,378
Program and film rights	35,716	28,365
Film investments	137,347	134,564
Deferred charges	24,359	26,581
Broadcast licenses	509,040	509,040
Goodwill	789,518	789,518

	1,958,168	1,940,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	172,121	173,749
Income taxes payable	13,128	16,182

Total current liabilities	185,249	189,931

Long-term debt	525,939	558,437
Deferred credits	158,428	128,802
Future tax liability	184,677	165,556
Other long-term liabilities	7,751	7,048
Minority interest	6,930	6,175

Total liabilities	1,068,974	1,055,949

SHAREHOLDERS’ EQUITY
Share capital [note 3]	883,583	881,631
Retained earnings	13,835	8,135
Cumulative translation adjustment [note 2]	(8,224)	(5,089)

Total shareholders’ equity	889,194	884,677

	1,958,168	1,940,626

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

	Three months ended November 30,

(thousands of Canadian dollars	2003	2002
except per share amounts)	(Unaudited)	(Unaudited)

Revenues	184,962	165,942
Operating, general and administrative expenses [note 2]	127,693	117,984

Operating income before the following	57,269	47,958
Depreciation	6,093	6,058
Amortization	2,222	2,259
Interest on long-term debt	13,787	15,495
Loss on sale of investments	—	994
Other income, net [note 2]	(2,385)	(368)
Restructuring charges [note 5]	—	5,025

Income before income taxes	37,552	18,495
Income tax expense	31,097	9,486

Income before minority interest	6,455	9,009
Minority interest	(755)	(713)

Net income for the period	5,700	8,296
Retained earnings (deficit), beginning of period,	8,135	(31,886)

Retained earnings (deficit), end of period	13,835	(23,590)

Earnings per share
Basic	$0.13	$0.19
Diluted	$0.13	$0.19

Weighted average number of shares outstanding [in thousands] [note 6]
Basic	42,666	42,641
Diluted	42,767	42,641

See accompanying notes

Corus

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended November 30,

	2003	2002
(thousands of Canadian dollars)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net income for the period	5,700	8,296
Add (deduct) non-cash items:
Depreciation	6,093	6,058
Amortization of program and film rights	24,827	20,115
Amortization of film investments	15,058	10,796
Other amortization	2,222	2,259
Future income taxes	16,802	(7,639)
Loss on sale of investments	—	994
Minority interest	755	713
Other [note 2]	(1,640)	55

Cash flow derived from operations	69,817	41,647
Net change in non-cash working capital balances related to operations	(33,573)	(33,186)
Payment of program and film rights	(23,586)	(22,461)
Net additions to film investments	(14,261)	(26,447)
Other	(686)	(65)

Cash used in operating activities	(2,289)	(40,512)

INVESTING ACTIVITIES
Additions to capital assets	(3,786)	(3,450)
Net proceeds from business divestitures	58	1,200
Increase in investments	(178)	(2,703)
Additions to deferred charges	—	(14)
Decrease in public benefits associated with acquisitions	(2,473)	(4,078)
Other	—	764

Cash used in investing activities	(6,379)	(8,281)

FINANCING ACTIVITIES
Increase in bank loans	2,363	32,677
Decrease in other long-term liabilities	(235)	(82)
Issuance of shares under stock option plan	1,952	—
Other	—	216

Cash provided by financing activities	4,080	32,811

Net decrease in cash and cash equivalents during period	(4,588)	(15,982)
Cash and cash equivalents, beginning of period	43,874	26,644

Cash and cash equivalents, end of period	39,286	10,662

See accompanying notes

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2003

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company"]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as follows:

Hedging relationships

Effective September 1, 2003, the Company has adopted the new accounting guideline that establishes the criteria for identification, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. At the same time, the Company adopted the emerging issues abstract on accounting for trading, speculative or non-hedging derivative financial instruments, which establishes that a derivative financial instrument that does not qualify for hedge accounting under the accounting guideline should be recognized on the balance sheet at fair value, with changes in fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of these recommendations did not have a material impact on the Company’s consolidated financial statements.

2.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings (deficit) and cash flows as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended November 30,

(thousands of Canadian dollars)	2003	2002

Consolidated statements of income and retained earnings (deficit) Operating, general and administrative expenses	(468)	8
Other income	(2,704)	55

Total foreign exchange loss (gain)	(3,172)	63

Consolidated statements of cash flows
Add (deduct) non-cash items:
Other	(2,386)	55

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2003

An analysis of the cumulative translation adjustment shown separately is shareholders’ equity at November 30, 2003 is as follows:

(thousands of Canadian dollars)

Balance, August 31, 2003	(5,089)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(3,135)

Balance, November 30, 2003	(8,224)

3.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

November 30,	August 31,		November 30,	August 31,
2003	2003		2003	2003

(number of shares)			(thousands of Canadian dollars)
1,726,712	1,726,712	Class A Voting Shares	26,743	26,743
41,002,066	40,914,588	Class B Non-Voting Shares	858,669	856,717
—	—	Executive stock purchase loans	(1,829)	(1,829)

42,728,778	42,641,300		883,583	881,631

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During the first quarter, the Company granted 528,100 stock options with a weighted average exercise price of $23.94 per share, and an estimated life of seven and a half years. The weighted average fair value of the stock options granted in the first quarter was $9.73 per option.

As at November 30, 2003, the Company has outstanding stock options for 3,458,238 Class B Non-Voting Shares, of which 1,801,084 are exercisable.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2003

Pro forma impact of stock-based compensation

The Company applies the intrinsic value based method of accounting for stock options granted to employees. Accordingly, no compensation cost has been recorded for the Company’s Stock Option Plan. Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended November 30,

(thousands of Canadian dollars except per share amounts)	2003	2002

Net income	5,700	8,296
Pro forma net income	5,001	8,038
Pro forma basic earnings per share	$0.12	$0.19
Pro forma diluted earnings per share	$0.12	$0.19

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Assumptions
Expected life	From 2.5 to 7.5 years	Five years
Risk-free interest rates	3.7% to 5.0%	4.9%
Dividend yield	0%	0%
Volatility	39.3% to 42.1%	41.1%

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to income over the option’s vesting period on a straight-line basis.

4.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising.

Corus

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2003

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses.

(a)	Revenues and segment profit

		Three months ended November 30,

(thousands of Canadian dollars)		2003	2002

Revenues
Radio		60,738	59,321
Television		94,203	85,072
Content	— production and distribution	14,530	16,203
	— branded consumer products	16,188	6,464
Eliminations		(697)	(1,118)

		184,962	165,942

Segment Profit
Radio		17,801	16,095
Television		39,788	34,162
Content	— production and distribution	182	(553)
	— branded consumer products	2,423	595
Corporate		(2,731)	(2,297)
Eliminations		(194)	(44)

		57,269	47,958

(b)	Segment assets

		As at November 30,	As at August 31,
(thousands of Canadian dollars)		2003	2003

Segment assets
Radio		333,407	331,143
Television		552,151	528,049
Content	— production and distribution	213,010	223,969
	— branded consumer products	10,510	10,106
Corporate		850,233	848,506
Eliminations		(1,143)	(1,147)

		1,958,168	1,940,626

Corus	16

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2003

5.	RESTRUCTURING CHARGES

Changes in the restructuring accrual are summarized as follows:

	Balance at	Paid during	Balance at
(thousands of Canadian dollars)	August 31, 2003	the period	November 30, 2003

Workforce reduction	1,514	1,058	456
Contract settlement and lease costs	2,054	82	1,972

	3,568	1,140	2,428

6.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators used for the computation of the basic and diluted earnings per share amounts.

	Three months ended November 30,

(thousands of Canadian dollars except per share amounts)	2003	2002

Net income for the period [numerator]	5,700	8,296

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding — basic	42,666	42,641
Effect of dilutive securities	101	—

Weighted average number of shares outstanding — diluted	42,767	42,641

7.	GUARANTEES

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At November 30, 2003, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

Corus	17

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2003

8.	SUBSEQUENT EVENTS

On December 9, 2003 the Board of Directors of the Company approved a semi-annual dividend for holders of Class A and Class B shares of $0.02 and $0.025, respectively. The Company’s first semi-annual dividend was paid on December 31, 2003 to shareholders of record at the close of business on December 19, 2003.

9.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2004 consolidated financial statements.

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